-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D
                                     UNDER
                          THE SECURITIES ACT OF 1934

                               ----------------

                        PEERLESS INDUSTRIAL GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                          R-B ACQUISITION CORPORATION
                            R-B CAPITAL CORPORATION
                           RIDGE CAPITAL CORPORATION
WILLIAM BLAIR MEZZANINE CAPITAL FUND II, L.P.
                                   (BIDDERS)

  COMMON STOCK, NO PAR VALUE PER SHARE AND CLASS B COMMON STOCK, NO PAR VALUE
                                   PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  254680-10-1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              HARRINGTON BISCHOF
                          R-B ACQUISITION CORPORATION
                             257 EAST MAIN STREET
                          BARRINGTON, ILLINOIS 60010
                                (847) 381-2510
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                               ----------------

                                   COPY TO:

                           RICHARD S. MILLARD, ESQ.
                             MAYER, BROWN & PLATT
                           190 SOUTH LASALLE STREET
                            CHICAGO, ILLINOIS 60603
                                (312) 782-0600

                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------

-------------------------------------------------
             TRANSACTION
             VALUATION*    AMOUNT OF FILING FEE**
-------------------------------------------------
             $10,474,948           $2,095

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  * For purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 5,045,151 shares of Common Stock, no par value per share, and 1,227,273 shares of Class B Common Stock, no par value per share, of Peerless Industrial Group, Inc. at $1.67 per share. Such number of Shares includes all outstanding Shares as of April 15, 1997.
 ** 1/50th of 1% of Transaction valuation.

[_]CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULES 0-11(A)(2)
   AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:    Not Applicable
Form or registration no.:  Not Applicable

                         Filing party:  Not Applicable
                         Date filed:    Not Applicable

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            SCHEDULE 14D-1 AND 13D

  CUSIP NO. 254680-10-1


-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: R-B ACQUISITION CORPORATION
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A) [X]
                                                                (B) [_]

-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  AF

-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  MINNESOTA

-------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  [              ]*

-------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

-------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  [    ]*

-------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON*
  CO, GM

-------------------------------------------------------------------------------
--------
* On April 11, 1997, R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), R-B Capital Corporation, a Delaware corporation (the
   "Parent") and certain shareholders of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company") entered into a Tender and Stock
   Option Agreement (the "Tender Agreement") pursuant to which such shareholders agreed (i) to tender to Purchaser in the Offer described herein all shares of the Company's common stock, no par value per share and Class B Common Stock no par value per share (collectively, the "Shares") owned or hereafter acquired by them, at a price of $1.67 per share, and
   (ii) granted to Purchaser an option (the "Stock Option") to purchase, under certain circumstances, at a price of $1.67 per share, Shares in an aggregate amount equal to 19.9% of the Company's aggregate outstanding Shares. The Tender Agreement is more fully described in Section 11 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1). Prior to April 11, 1997, neither the Purchaser nor any of its affiliates beneficially owned any Shares. After the consummation of the Offer, the Purchaser will beneficially own at least a majority of the outstanding Shares.

                            SCHEDULE 14D-1 AND 13D

  CUSIP NO. 254680-10-1


-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: R-B CAPITAL CORPORATION
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A) [X]
                                                                (B) [_]

-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  AF

-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE

-------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  [              ]*

-------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

-------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  [    ]%*

-------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON*
  CO, GM, HC

-------------------------------------------------------------------------------
--------
* On April 11, 1997, R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), R-B Capital Corporation, a Delaware corporation (the
   "Parent") and certain shareholders of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company") entered into a Tender and Stock
   Option Agreement (the "Tender Agreement") pursuant to which such shareholders agreed (i) to tender to Purchaser in the Offer described herein all shares of the Company's common stock, no par value per share and Class B Common Stock no par value per share (collectively, the "Shares") owned or hereafter acquired by them, at a price of $1.67 per share, and
   (ii) granted to Purchaser an option (the "Stock Option") to purchase, under certain circumstances, at a price of $1.67 per share, Shares in an aggregate amount equal to 19.9% of the Company's aggregate outstanding Shares. The Tender Agreement is more fully described in Section 11 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1). Prior to April 11, 1997, neither the Purchaser nor any of its affiliates beneficially owned any Shares. After the consummation of the Offer, the Purchaser will beneficially own at least a majority of the outstanding Shares.

                            SCHEDULE 14D-1 AND 13D

  CUSIP NO. 254680-10-1


-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: RIDGE CAPITAL CORPORATION
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A) [X]
                                                                (B) [_]

-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  WC

-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE

-------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  [              ]*

-------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

-------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  [    ]%*

-------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON*
  CO, GM

-------------------------------------------------------------------------------
--------
* On April 11, 1997, R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), R-B Capital Corporation, a Delaware corporation (the
   "Parent") and certain shareholders of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company") entered into a Tender and Stock
   Option Agreement (the "Tender Agreement") pursuant to which such shareholders agreed (i) to tender to Purchaser in the Offer described herein all shares of the Company's common stock, no par value per share and Class B Common Stock no par value per share (collectively, the "Shares") owned or hereafter acquired by them, at a price of $1.67 per share, and
   (ii) granted to Purchaser an option (the "Stock Option") to purchase, under certain circumstances, at a price of $1.67 per share, Shares in an aggregate amount equal to 19.9% of the Company's aggregate outstanding Shares. The Tender Agreement is more fully described in Section 11 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1). Prior to April 11, 1997, neither the Purchaser nor any of its affiliates beneficially owned any Shares. After the consummation of the Offer, the Purchaser will beneficially own at least a majority of the outstanding Shares.

                            SCHEDULE 14D-1 AND 13D

  CUSIP NO. 254680-10-1


-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: PANDORA CAPITAL CORPORATION
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A) [X]
                                                                (B) [_]

-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  WC

-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE

-------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  [              ]*

-------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

-------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  [    ]%*

-------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON*
  CO, GM

-------------------------------------------------------------------------------
--------
* On April 11, 1997, R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), R-B Capital Corporation, a Delaware corporation (the
   "Parent") and certain shareholders of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company") entered into a Tender and Stock
   Option Agreement (the "Tender Agreement") pursuant to which such shareholders agreed (i) to tender to Purchaser in the Offer described herein all shares of the Company's common stock, no par value per share and Class B Common Stock no par value per share (collectively, the "Shares") owned or hereafter acquired by them, at a price of $1.67 per share, and
   (ii) granted to Purchaser an option (the "Stock Option") to purchase, under certain circumstances, at a price of $1.67 per share, Shares in an aggregate amount equal to 19.9% of the Company's aggregate outstanding Shares. The Tender Agreement is more fully described in Section 11 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1). Prior to April 11, 1997, neither the Purchaser nor any of its affiliates beneficially owned any Shares. After the consummation of the Offer, the Purchaser will beneficially own at least a majority of the outstanding Shares.

                            SCHEDULE 14D-1 AND 13D

  CUSIP NO. 254680-10-1


-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: WILLIAM BLAIR MEZZANINE CAPITAL FUND II, L.P.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A) [X]
                                                                (B) [_]

-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  WC

-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE

-------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  [              ]*

-------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

-------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  [    ]*

-------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON*
  PN, GM

-------------------------------------------------------------------------------
--------
* On April 11, 1997, R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), R-B Capital Corporation, a Delaware corporation (the
   "Parent") and certain shareholders of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company") entered into a Tender and Stock
   Option Agreement (the "Tender Agreement") pursuant to which such shareholders agreed (i) to tender to Purchaser in the Offer described herein all shares of the Company's common stock, no par value per share and Class B Common Stock no par value per share (collectively, the "Shares") owned or hereafter acquired by them, at a price of $1.67 per share, and
   (ii) granted to Purchaser an option (the "Stock Option") to purchase, under certain circumstances, at a price of $1.67 per share, Shares in an aggregate amount equal to 19.9% of the Company's aggregate outstanding Shares. The Tender Agreement is more fully described in Section 11 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1). Prior to April 11, 1997, neither the Purchaser nor any of its affiliates beneficially owned any Shares. After the consummation of the Offer, the Purchaser will beneficially own at least a majority of the outstanding Shares.

  This Statement relates to the offer by R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), a wholly-owned subsidiary of R-B Capital Corporation, a Delaware corporation (the "Parent") to purchase all issued and outstanding shares of the Common Stock, no par value per share and the Class B Common Stock, no par value per share (collectively, the "Shares"), of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company"), at the purchase price of $1.67 per Share, net to the tendering stockholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 17, 1997 and in the related Letter of Transmittal (which together constitute the "Offer"). Each of Parent and Purchaser have been formed by William Blair Mezzanine Capital Fund II, L.P, a Delaware limited partnership ("Blair Mezzanine Fund"), Pandora Capital Corporation, an Illinois corporation ("Pandora") and Ridge Capital Corporation, an Illinois corporation and its affiliates (collectively, "Ridge") in connection with the Offer and the transactions contemplated thereby.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Peerless Industrial Group, Inc., a Minnesota corporation, and the address of its principal executive offices is 2430 Metropolitan Centre, 333 South Seventh Street, Minneapolis, Minnesota 55402.

  (b) The securities to which this statement relates are the Shares. The information set forth in the Introductory Section and Section 1 ("Terms of the Offer") of the Offer to Purchase for Cash annexed hereto as Exhibit (a)(1) (the "Offer to Purchase") is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d); (g) This Schedule 14D-1 is filed by Ridge, Pandora, Blair Mezzanine Fund, Parent and Purchaser. Ridge and Pandora are corporations organized under the laws of the State of Illinois and having a business address at 257 East Main Street, Barrington, Illinois 60070. Blair Mezzanine Fund is a limited partnership organized under the laws of the State of Delaware and having a business address at 222 West Adams Street, Chicago Illinois 60606. Parent and Purchaser have been organized by Ridge, Pandora and Blair Mezzanine Fund in order to execute the Merger Agreement and make the Offer. The Purchaser is incorporated under the laws of the State of Minnesota, and is wholly owned by Parent. Parent is incorporated under the laws of the State of Delaware and is owned by Ridge, Pandora and Blair Mezzanine Fund. The business address of the Purchaser and Parent is 257 East Main Street, Barrington, Illinois, 60010. The information set forth in Section 9 ("Certain Information Concerning Ridge, Blair Mezzanine Fund, the Purchaser and Parent") of the Offer to Purchase and in Schedules I and II thereto is incorporated herein by reference.

  (e); (f) During the last five years, none of the Purchaser, Parent, Blair Mezzanine Fund, Pandora, Ridge nor, to the best of their knowledge, any of the persons listed in Schedules I and II to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Introductory Section and Sections 10 ("Background of the Merger and the Offer; Contacts with the Company") and 11 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender Agreement; Dissenters' Rights") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  The information set forth in the Introductory Section and Sections 7 ("Effect of the Offer on the Market for the Shares; NASDAQ Quotation; and Exchange Act Registration") and 11 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender Agreement; Dissenters' Rights") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Introductory Section and Sections 10 ("Background of the Merger and the Offer") and 11 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender Agreement; Dissenters' Rights") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introductory Section and Sections 9 ("Certain Information Concerning Ridge, Blair Mezzanine Fund, the Purchaser and Parent"), 10 ("Background of the Merger and the Offer; Contacts with the Company") and 11 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender Agreement; Dissenters' Rights") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning Ridge, Blair Mezzanine Fund, the Purchaser and the Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b)-(c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Sections 7 ("Effect of the Offer on the Market for Shares; NASDAQ Quotation; and Exchange Act Registration") and 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference. The Shares are not "margin securities" under applicable Federal Reserve Board regulations.

  (e) Not applicable.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise set forth herein, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase, dated April 17, 1997.

  (2) Letter of Transmittal.

  (3) Letter, dated April 17, 1997, from the Information Agent to brokers, dealers, commercial banks, trust companies and nominees.

  (4) Letter, dated April 17, 1997, to be sent by brokers, dealers, commercial banks, trust companies and nominees to their clients.

  (5) Notice of Guaranteed Delivery.

  (6) IRS Guidelines to Substitute Form W-9.

  (7) Press Release, dated April 14, 1997.

  (8) Summary newspaper advertisement, dated April 17, 1997.

  (b) Form of Senior Subordinated Loan Agreement between the Parent and William Blair Mezzanine Capital Fund II, L.P.

  (c)(1) Confidentiality and Non-Disclosure Agreement, dated October 30, 1996, between Pandora Capital Corporation and the Company.

  (c)(2) Agreement and Plan of Merger, dated as of April 11, 1997, among the Parent, the Purchaser and the Company.

  (c)(3) Tender and Stock Option Agreement, dated as of April 11, 1997, among the Parent, the Purchaser and various shareholders of the Company.

  (c)(4) Form of Consulting Agreement among the Company, Peerless Chain Company and William Spell.

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 1997

                                          R-B Acquisition Corporation

                                               /s/ Harrington Bischof
                                          -------------------------------------
                                          Name: Harrington Bischof
                                          Title: President

                                          R-B Capital Corporation

                                               /s/ Harrington Bischof
                                          -------------------------------------
                                          Name: Harrington Bischof
                                          Title: President

                                          Ridge Capital Corporation

                                                /s/ J. Bradley Davis
                                          -------------------------------------
                                          Name: J. Bradley Davis
                                          Title: President

                                          Pandora Capital Corporation

                                               /s/ Harrington Bischof
                                          -------------------------------------
                                          Name: Harrington Bischof
                                          Title: President

                                          William Blair Mezzanine Capital Fund
                                           II, L.P.

                                          By: William Blair Mezzanine Capital
                                           Partners II, L.L.C., its general
                                           partner

                                                /s/ Terrance M. Shipp
                                          By: _________________________________
                                          Name: Terrance M. Shipp
                                          Title: Managing Director

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 (a)(1)  Offer to Purchase, dated April 17, 1997.
    (2)  Letter of Transmittal.
    (3)  Letter, dated April 17, 1997, from the Information Agent to brokers, dealers, commercial banks, trust companies and nominees.
    (4)  Letter, dated April 17, 1997, to be sent by brokers, dealers, commercial banks, trust companies and nominees to their clients.
    (5)  Notice of Guaranteed Delivery.
    (6)  IRS Guidelines to Substitute Form W-9.
    (7)  Press Release, dated April 14, 1997.
    (8)  Summary newspaper advertisement, dated April 17, 1997.
    (b)  Form of Senior Subordinated Loan Agreement between the Parent and
         William Blair Mezzanine Capital Fund II, L.P.
 (c)(1)  Confidentiality and Non Disclosure Agreement, dated October 30, 1996, between Pandora Capital Corporation and the Company.
 (c)(2)  Agreement and Plan of Merger, dated as of April 11, 1997, among the
         Parent, the Purchaser and the Company.
 (c)(3)  Tender and Stock Option Agreement, dated as of April 11, 1997, among the Parent, the Purchaser and various shareholders of the Company.
 (c)(4)  Form of Consulting Agreement among The Company, Peerless Chain Company and William Spell.
 (d)     Not applicable.
 (e)     Not applicable.
 (f)     Not applicable.